JSAT

02055701

IRD-B-02-068
October 11, 2002

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

RECD S.E.C.
OCT 3 0 2002
1086

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed document is as follows:

- JSAT to Establish Japan CableCast Inc.
  (dated October 4, 2002)

PROCESSED
NOV 1 3 2002
THOMSON
FINANCIAL

Please indicate your receipt of the enclosed by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Y. Maeda

Yosuke Maeda
Manager
Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

Enclosure

11/4

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

October 4, 2002
JSAT Corporation

JSAT to Establish Japan CableCast Inc.

Offering Japan's First Full-Fledged
Pay-Per-View Programs on Cable Television

JSAT Corporation today announced that it will establish Japan CableCast Inc., a wholly owned subsidiary, to commercialize a digital content distribution service for cable-TV operators using communications satellites.

Cable-TV is being spotlighted as a promising media with the potential to bring about convergence between telecommunications and broadcasting into a single integrated service. JSAT has long been working to commercialize a service that supports the digitalization of cable-TV using communications satellites.

Japan CableCast will create video content distribution networks for cable-TV operators in order to provide a digital content distribution service called J-HITS (an acronym for "head-end-in-the-sky") including Japan's first full-fledged Pay-Per-View (PPV*1) service for these operators. J-HITS uses transmodulation (*2) to re-transmit signals from satellites to viewers via cable-TV. This method will enable cable-TV operators to provide a range of digital broadcasting services—promising new sources of earnings that include PPV services—without incurring costly capital expenditures and operating costs. Furthermore, J-HITS uses multiple Conditional Access Systems (CAS*3) operating in parallel. This allows cable-TV operators the flexibility of freely choosing the set-top boxes (STB*4) and IC cards required for digital broadcasting services from a variety of vendors and CAS formats. Viewers will benefit by having a wider selection of set-top boxes.

Looking ahead, Japan CableCast will make every effort to prepare for the scheduled start of services in the first quarter of fiscal 2003.

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17･18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17･18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

For Reference

1. Profile of the New Subsidiary to be Established

Company name: Japan CableCast Inc.
President: Norikazu Yabushita
Establishment: October 2002
Headquarters: Chiyoda-ku, Tokyo
Capital: ¥400 million
Total no. of new shares issued on establishment: 8,000 shares
Shareholder (Shareholding): JSAT Corporation (100%)
Fiscal year-end: March 31
No. of employees: Approx. 30
Business activities:

- Provision of content (video, voice and data) distribution network services for cable-TV operators using communications satellites
- Supply of PPV programs

2. Features of J-HITS

- A digital content transmission center for video content delivery networks dedicated for cable-TV operators.
- Uses transmodulation to minimize the digitalization investments for cable-TV operators, and enables each cable operator to arrange program packages and control viewing options via the subscribers' set-top boxes.
- Provides considerable latitude for cable-TV operators to choose system components, such as set-top boxes, enabling compliance with all three C-CAS formats prescribed by Japan Cable Laboratories Standards.
- Enables Japan's first full-scale PPV service for cable-TV operators.

3. Service Content of J-HITS

- **Program Distribution Service**
  Distribution of Basic and Premium TV programs (Plan to offer 32 channels or more)
- **PPV Service**
  Supply PPV and promotional TV shows (Plan to offer 12 channels)

4. Effect on Earnings and Outlook

Japan CableCast aims to begin services in the first quarter of fiscal 2003, ending March 31, 2004. By fiscal 2005, the company projects net sales will reach approximately ¥3.0 billion and the company will move into the black. By fiscal 2007, net sales are projected to reach ¥6.5 billion, and the company will have eliminated all cumulative losses.

The establishment of this subsidiary will have no effect on JSAT's consolidated earnings forecasts for the current fiscal year.

5. Terminology

***1: Pay-Per-View (PPV)**

PPV Service refers specifically to the provision of pay-per-view TV programs, for which viewers are billed on a program-by-program basis. This service is well established in the U.S. and Europe, and is typically provided by local cable-TV operators. Japanese cable-TV operators currently offer pay-per-view channels for which viewers are typically billed a fixed fee on a monthly basis.

***2 Transmodulation**

There are two standard ways of re-transmitting digital BS or CS broadcasting signals via cable TV: Transmodulation and Remux.

Transmodulation is a method whereby cable-TV operators merely modify the modulation of signals coded with multiple programs from a single satellite transponder (satellite relay), and re-transmit the modified signal to viewers. Remux is a method whereby cable-TV operators first receive signals with multiple programs from a single transponder on a program-by-program basis, and then re-transmit those signals to viewers after they are reconfigured and re-coded with multiple programs.

***3 Conditional Access System (CAS)**

CAS restricts viewer access to pay-per-view broadcasting services on cable-TV, BS and CS digital broadcasting. The system ensures that viewers have access only to channels stipulated by their individual subscription contracts, and also monitors program viewing information. Japan Cable Laboratories has standardized two formats for next-generation set-top boxes: B-CAS and C-CAS. The latter is compatible with three standardized formats.

***4 Set-top boxes (STB)**

Set-top boxes refer to digital broadcast reception terminals installed in viewers' homes. STBs that conform with Japan Cable Laboratories standards are equipped with two IC-card slots, namely B-CAS and C-CAS.

Schematic of Content Delivery Network Using J-HITS


JSAT satellite
Transmits C-CAS Programs②
J-HITS Digital Content Transmission Center
Cable-TV Operator
Viewer
Programs
C-CAS Viewing Control①
IP-VPN Lines
Reports Aggregated Pay-Per-View (PPV) Program Viewing Records
Head-End Unit
(Uses Transmodulation method)
C-CAS Viewing Control Unit
Customer Information Management Unit
③
STB
(Standards set by Japan Cable Laboratories)
C-CAS Card
Regularly Collects PPV Viewing Record Information
Public Telephone Lines

* Viewing access to basic and premium programs will be controlled through the three-step process (①–③) shown above.